Exhibit 21.1
SUBSIDIARIES OF REXFORD INDUSTRIAL REALTY, INC.

Name	Jurisdiction of Formation/Incorporation
Rexford Industrial Realty, L.P.	Maryland
REXFORD INDUSTRIAL REALTY AND MANAGEMENT, INC.	California
RIF V - SPE OWNER, LLC	Delaware
RIF V - SPE MANAGER, LLC	California